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SEC FILE NUMBER
8-66541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/23 (MM/DD/YY) AND ENDING 09/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Objective Equity, LLC d/b/a ARC Group Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

380 Bretano Way
(No. and Street)

Greenbrae	CA	94904
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Megenity	770-263-6003	bmegenity@bdcaonline.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Riedel _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Objective Equity, LLC _____, as of September 30 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _President_ _____

See Attached Certificate DN
_____

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ___Marin_____)

On ___12/28/2024___ before me, ___Dipu Nepali, Notary Public_____
(insert name and title of the officer)

personally appeared __David Riedel_____,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____ **(Seal)**

OBJECTIVE EQUITY, LLC (dba ARC Group Securities LLC)
Financial Statements
For the Year Ended
September 30, 2024
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Objective Equity, LLC
dba ARC Group Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Objective Equity, LLC (the "Company") as of September 30, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented



in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

January 16, 2025
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Objective Equity, LLC (dba ARC Group Securities LLC)
Statement of Financial Condition
September 30, 2024

Assets

Cash	$	58,948
Accounts receivable		316,540
Prepaid expenses		164
Total assets	$	375,652

Liabilities and member's equity

Liabilities

Accounts Payable and Accrued Expenses	$	12,999
Total Liabilities		12,999
Member's equity		362,653
Total liabilities and member's equity	$	375,652

The accompanying notes are an integral part of the financial statements.

Objective Equity, LLC (dba ARC Group Securities LLC)
Statement of Operations
For the Year Ended September 30, 2024

Revenues

Referral fees	$	416,540
Total Revenues		416,540

Expenses

Compensation	76,419
Professional fees	94,165
Other	12,982
Total Expenses	183,566

Net Income	$	232,974

Objective Equity, LLC (dba ARC Group Securities LLC)
Statement of Changes in Member's Equity
For the Year Ended September 30, 2024

October 1, 2023, Balance	$	12,679
Contributions		117,000
Net income		232,974
September 30, 2024, Balance	$	362,653

The accompanying notes are an integral part of the financial statements.

Objective Equity, LLC (dba ARC Group Securities LLC)
Statement of Cash Flows
For the Year Ended September 30, 2024

Cash flows from operating activities:

Net income	$	232,974

Adjustments to reconcile net income to net cash used
  by operating activities:

Decrease in due from related parties	3,225
Increase in accounts receivable	(316,540)
Decrease in prepaid expenses	111
Increase in accounts payable and accrued expenses	7,999
Decrease in due to related party	(2,636)
Net cash used by operating activities	(74,867)

Cash flows from financing activities:

Contributions	117,000
Net cash provided by financing activities	117,000
Net increase in cash	42,133
Cash at beginning of year	16,815

Cash at end of year	$	58,948

The accompanying notes are an integral part of the financial statements.

NOTE A- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

Description of Business: Objective Equity, LLC (dba ARC Group Securities LLC) (the
"Company") is a broker-dealer that was organized in April 2004 as a New York limited liability
company. The Company is approved to operate as a broker-dealer, with a perpetual period of
duration, registered with the Securities and Exchange Commission ("SEC"). The Company is
also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company
provides research and corporate advisory services. The Company's customers are primarily
corporations and financial institutions located throughout the United States. As a limited liability
company, the member's liability is limited to its investments.

Cash: The Company maintains its bank accounts in a high credit quality financial institution.
The balances at times may exceed federally insured limits.

Accounts Receivable: Accounts receivable are non-interest-bearing uncollateralized obligations
receivable in accordance with the terms agreed upon with each customer. The Company
regularly reviews its accounts receivable for any uncollectible amounts. The review for
uncollectible amounts is based on an analysis of the Company's collection experience, customer
credit worthiness, and current economic trends. Based on management's review, no allowance
for credit losses is considered to be necessary.

Income Taxes: The Company is a single-member limited liability company and is not recognized
as a reporting entity under the Internal Revenue Code for taxation purposes. Accordingly, the
Company does not file a separate income tax return. The effects of the Company's operations are
passed through to the member for taxation purposes. Accordingly, no provision for income tax
has been provided for in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10),
Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax
positions to determine if they are more likely than not to be sustained if the taxing authority
examines the respective position. A tax position includes an entity's status, including its status as
a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain
tax positions for which a provision or liability for income taxes is necessary.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory
services as well as referral fees. The recognition and measurement of revenue is based on the
assessment of individual contract terms. Significant judgment is required to determine whether
performance obligations are satisfied at a point in time or over time; how to allocate transactions
prices where multiple performance obligations are identified; when to recognize revenue based
on appropriate measure of the Company's progress under the contract; whether revenue should

NOTE A- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued):

be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisition transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing of the transaction). In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue would be reflected as unearned income.

The Company recognizes success fee revenues upon the completion of a success fee based transaction as this satisfies the only performance obligation identified by the Company.

The Company earns referral fees pursuant to a referral agreement in place with another broker-dealer. Revenue from this agreement is based upon a percentage of revenues generated by customers introduced by the Company to the contra-party to the agreement. As the revenue to be received by the contra-party is not known until the execution of each transaction, the referral fee revenue of the Company is unable to be recognized until that time.

Basis of Presentation: The Company maintains its accounting records on an accrual basis and follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Use of Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule l5c3-l), which requires the maintenance of minimum net capital, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed

NOTE B – NET CAPITAL (CONTINUED)

15 to 1. At September 30, 2024, the Company's net capital was $45,949, which was $40,949 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.28 to 1.00.

NOTE C – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at September 30, 2024.

NOTE D – RELATED PARTY TRANSACTIONS

The Company operates from office space provided by its President at no cost.

The Company has a services agreement with its President. Pursuant to the terms of the agreement, the President is compensated for supervisory and management services performed that are consistent with those typically performed by a General Securities Principal (Series 24) as such term is defined in FINRA Rule 1220(a)(2), an Investment Banking Principal as such term is defined in FINRA Rule 1220(a)(5), such compliance services performed by the Chief Compliance Officer of the Company, such management services performed by the Chief Executive Officer of the Company, and such other duties commensurate with such positions as specified or designated by the Company from time to time. The Company expensed approximately $76,419 pursuant to this agreement during the year ended September 30, 2024, which has been included in compensation expense within the accompanying statement of operations.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE E – CONCENTRATIONS

All referral fees earned during the year ended September 30, 2024, were from one customer. All of the Company's accounts receivable at September 30, 2024, are due from one customer.

Schedule I

Objective Equity, LLC (dba ARC Group Securities LLC)
Computation of Net Capital
Pursuant to Rule 15c3-1 of the
Securities Exchange Act of 1934
September 30, 2024

Total member's equity qualified for net capital	$	362,653
Non-allowable assets:		
Accounts receivable		316,540
Prepaid expenses		164
Total non-allowable assets		316,704
Net capital before haircuts		45,949
Less haircuts on securities positions		-
Net capital	$	45,949
Aggregate indebtedness	$	12,999
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess Net Capital	$	40,949
Ratio of aggregate indebtedness to net capital		0.28 to 1.00

Reconciliation of Computation of Net Capital

There is no significant difference between net capital above and net capital as reported on
Part IIA of Form X-17a-5 as of September 30, 2024, as amended.

OBJECTIVE EQUITY, LLC (dba ARC Group Securities LLC)

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEA RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2024

With respect to the Computation for Determination of Reserve Requirements under SEA Rule 15c3-3, the Company does not claim an exemption from SEA Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEA RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2024

With respect to the Information Relating to Possession or Control Requirements under SEA Rule 15c3-3, the Company does not claim an exemption from SEA Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34- 70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Objective Equity, LLC
dba ARC Group Securities LLC

We have reviewed management's statements included in the accompanying Broker Dealer's Annual Exemption Report in which (1) Objective Equity, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) Objective Equity, LLC stated that it conducted business activities involving referring customers to another broker-dealer throughout the year ended September 30, 2024, without exception, and (3) Objective Equity, LLC stated that Objective Equity, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Objective Equity, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Objective Equity, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

January 16, 2025
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

380 Bretano Way
Greenbrae, CA 94904
Tel: 212-334-6365
Fax: 212-253-4263

Objective Equity, LLC

Dec 16, 2024

OBJECTIVE EQUITY, LLC'S EXEMPTION REPORT

We, as members of management of Objective Equity, LLC (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving referring customers to another broker-dealer throughout the year ended September 30, 2024, without exception.

3. The Company met the identified conditions for such reliance throughout the period October 1, 2023, to September 30, 2024, without exception.

_____

David Riedel, President
December 16, 2024